UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Navitas Semiconductor Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-39755
(State or other jurisdiction	(Commission File Number)
of incorporation)

3520 Challenger Street,	Torrance,	California	90503-1640
(Address of principal executive offices)			(Zip Code)

Paul D. Delva Sr. V.P., General Counsel and Secretary Navitas Semiconductor Corporation (844) 654-2642
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 – Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

Our 2024 Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD. Information about our products and the extent to which conflict minerals are necessary to the functionality or production of our products, information about the origin of necessary conflict minerals, and information about whether or not those necessary conflict minerals are solely from recycled or scrap sources, is incorporated in this Form SD by reference to Exhibit 1.01.

Our 2024 Conflict Minerals Report is available on our website at https://ir.navitassemi.com/corporate-governance/documents-charters. Information contained on our website is not incorporated by reference in this Form SD or into our 2024 Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02   Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01   Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NAVITAS SEMICONDUCTOR CORPORATION
Date: June 2, 2025
	By:	/s/ Gene Sheridan
Gene Sheridan
President and Chief Executive Officer